Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

Joel D. Corriero

JCorriero@stradley.com

215.564.8528

December 22, 2020

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)
File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

On November 13, 2020, you provided initial comments to Post-Effective Amendment No. 66, Amendment No. 68, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on October 16, 2020, to register shares of the Virtus Newfleet ABS/MBS ETF series of the Trust (the “Fund”). On December 18, 2020, we filed correspondence responding to those comments (the “Initial Response Letter”). On December 21, 2020, you provided additional comments in response to the Initial Response Letter and, therefore, I am writing to respond to those additional comments. I have reproduced your comments below, followed by our responses.

1.	We would ask for confirmation that the Fund will delay effectiveness of the Amendment until the liquidity comments conveyed in the Initial Response Letter are resolved.

RESPONSE: As noted in response to comment 7 in the Initial Response Letter, the model portfolio for the Fund, as of October 30, 2020, was run through the Trust’s Liquidity Risk Management Program, with the results coming back as highly liquid (and even remained highly liquid when tested during the COVID-induced selloff of March 2020). In addition, in response to comment 5 to the Initial Response Letter, the Trust noted that the Fund intends to invest at least 80% of its net assets in investment grade tranches of ABS and MBS, and in response to comment 2, also noted that any CLOs in which the Fund will invest will also be from investment grade tranches. Based on the foregoing, we are confident that any remaining issues could be resolved relatively quickly; in light of the forthcoming holidays, however, we would be willing to delay the Amendment’s effectiveness until January 8, 2021.

2.	We would ask that you disclose the maturity policy for the Fund’s debt investments in the principal investment strategies section of the Fund’s prospectus.

RESPONSE: The Fund will disclose in its prospectus that it may invest in debt securities of any maturity.

3.	Please provide us with the disclosure that you intend to include in the prospectus in response to comment 6 in the Initial Response Letter.

RESPONSE: The Fund will include the following disclosure in its prospectus:

The types of ABS in which the Fund may invest include those backed by auto loans, timeshare receivables, consumer loans, equipment leases, rentals, whole business securitizations, credit card receivables, and student loans, as well as other types of ABS that the Sub-Adviser determines are appropriate for investment.

* * *

Thank you for your comments. We intend to respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act upon the Fund’s effectiveness. If you have any concerns with our responses or would like to discuss the content of this response letter, please contact me prior to the Fund’s effectiveness at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero

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